John H. Lively
The Law Offices of John H. Lively & Associates, Inc .
A member firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

December 10, 2010

VIA EDGAR

Ms. Linda B. Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Valued Advisers Trust (the “Trust”)

Geier Strategic Total Return Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

To Ms. Stirling:

On September 23, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 20 to the Trust’s registration statement under the Securities Act of 1933, as amended and Amendment No. 21 under the Investment Company Act of 1940, as amended, each on Form N-1A (collectively, the “Amendment”).  On November 9, 2010, you provided comments to me relating to the Amendment.  This letter responds to your comments.  For your reference, your comments have been repeated in this letter and then the Trust’s response has been presented below each comment.  The Trust intends to file another amendment to its registration statement to incorporate its responses to your comments as described herein and to update or complete certain other information required by Form N-1A.

Summary Section – Fees and Expenses of the Fund

1.	Comment:	Add the applicable missing language from Item 3 to the introductory paragraph before the fee table.

Response:	The Trust has revised the disclosures as you have requested.

2.	Comment: Delete footnote #3 to the fee table.

Response:                               The Trust has revised the disclosures as you have requested.

Ms. Linda B. Stirling
December 10, 2010

3.	Comment: In what is currently footnote #4 to the fee table, delete the clause, “as of the date of this Prospectus” in the first sentence.

Response:                                 The Trust has revised the disclosure as you have requested.

4.	Comment: In what is currently footnote #4 to the fee table, delete the second sentence and move it to the disclosure that is provided in response to Item 10 of Form N-1A.

Response:                                 The Trust has revised the disclosure as you have requested.

5.
Comment:                                In what is currently footnote #4 to the fee table and what is currently the third sentence, conform the terminology relating to fees and expenses of acquired funds to the term that is used in the actual fee table.

Response:                                 The Trust has revised the disclosure as you have requested.

6.
Comment:                                In what is currently footnote #4 to the fee table and what is currently the third sentence, it is disclosed that the Adviser excludes “indirect expenses (such as Fees and Expenses of Acquired Funds).”  Identify any other indirect expenses that the Fund may incur.  If there are none of which the Fund is currently aware, please indicate this in your correspondence letter.

Response:                                 The Fund is not currently aware of any other indirect expenses to which the Fund would be subject.

Summary Section – Principal Investment Strategies

7.
Comment:                                With respect to the disclosure contained in the first paragraph regarding the allocation of the Fund’s assets, describe how the Adviser decides to allocate between the different security types.

Response:                                The Trust has revised the disclosure as you have requested.

8.
Comment:                                With respect to the notation that the Adviser emphasizes “absolute returns” in the second paragraph, first sentence, explain specifically what investment strategy or strategies provides those absolute strategies.  In other words, the concept of achieving absolute returns needs to be better tied to the investment strategies.

Response:                                The Trust has revised the disclosure as you have requested.

9.	Comment: Please indicate in the fourth paragraph any capitalization limitations that will be observed by the Fund. If there are none, provide a statement to that effect.

Response:                                The Trust has revised the disclosure as you have requested.

10.
Comment:                                Please indicate in the fifth paragraph any quality and maturity limitations with respect to the Fund’s fixed income investments that will be observed by the Fund.  If there are none, provide a statement to that effect.

Response:                                The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling
December 10, 2010

11.
Comment:                                Please indicate in the seventh paragraph why the Adviser believes that utilizing inverse ETFs is suitable for the Fund when it is in need of taking a defensive posture.  Additionally, insert the word “temporary” before the term “defensive posture.”

Response:                                The Trust has revised the disclosure as you have requested.

12.
Comment:                                Please indicate in the eighth paragraph the specific derivatives that will be utilized as principal investment strategies of the Fund, what the purpose of using those derivatives will be, and the extent of their use.  Tailor the principal risks disclosures to the specific derivatives.

Response:                                The Trust has revised the disclosure as you have requested.

13.	Comment: Please revise the third sentence in the eighth paragraph by adding the phase “or group of industries” to the end of the sentence.

Response:                                The Trust has revised the disclosure as you have requested.

14.	Comment: Please indicate the types of investments that are contemplated in the second sentence of the ninth paragraph.

Response:                                The Trust has revised the disclosure as you have requested.

15.
Comment:                                The Fund’s investment strategies provide broad discretion to the investment adviser.  Please indicate what the investment adviser intends to do in the first year of operation.  It is expected that this paragraph would be updated each year when the Fund’s prospectus is updated.

Response:                                The Trust has added disclosure indicating what the investment adviser intends to do in the first year of operation.  The Trust has also added disclosure emphasizing that the Fund retains flexibility in its operations, which allows the investment adviser to react to an ever-changing economic environment.

Summary Section – Principal Risks

16.
Comment:                                Add disclosure to the description of Real Estate Investment Trust (“REIT”) Risk to the effect that the REITs incur expenses that are separate from those of the Fund and that the Fund’s shareholders would indirectly bear their proportionate amount of such costs.

Response:                                The Trust has revised the disclosure as you have requested.

17.	Comment: To the extent the other investment companies or ETFs in which the Fund will invest pay 12b-1 fees, please advise who will receive such 12b-1 fees.

Response:                                The investment adviser to the Fund has advised the Trust that it does not intend to invest in other investment companies or ETFs that pay 12b-1 fees.

Ms. Linda B. Stirling
December 10, 2010

18.
Comment:                                Modify the risk disclosure regarding “Derivatives Risk” to parallel the disclosure provided in response to Item 9 more closely.  Additionally, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response:                                The Trust has revised the disclosure as you have requested taking into consideration the ICI Letter.

Summary Section - Performance

19.	Comment: Remove the second sentence of the paragraph in the “Performance” section of the Summary.

Response:                                The Trust has revised the disclosure as you have requested.

Summary Section – Purchase and Sale of Fund Shares

20.	Comment: Remove the first sentence of the disclosure in the “Purchase and Sale of Fund Shares” section of the Summary. Add the words, “purchase or” after the word “may” in the second sentence.

Response:                                The Trust has revised the disclosure as you have requested.

Summary Section – Tax Information

21.	Comment: Remove the words, “are taxable and” from the first sentence of the disclosure in the “Tax Information” section of the Summary. Delete the last sentence of the disclosure in this section.

Response:                                The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Investment Objective

22.	Comment: Add disclosure to the effect that shareholders will receive 60 days advance notice of any change in the investment objective.

Response:                                The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Investment Strategies of the Fund and Principal Risks

23.	Comment: Make changes in these sections of the prospectus that correspond to the modifications made in response to the comments provided in the summary section.

Response:                                The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling
December 10, 2010

How to Redeem Shares – By Wire

24.	Comment: This section of the prospectus notes a $15 wire fee for redemptions by wire. Please provide disclosure of this fee in the shareholder fees disclosure in the Summary section of the prospectus.

Response:                                The Trust has revised the disclosure as you have requested.

Management of the Fund – Portfolio Manager

25.	Comment: Please add specific disclosure on Mr. Thomas M. Geier’s occupation and positions held for at least the last five years.

Response:                                The Trust has revised the disclosure as you have requested.

Appendix A – Adviser’s Prior Performance

26.
Comment:                                Advise in your correspondence letter that the accounts represented in the “Composite” are all of the accounts that were advised by the Adviser during the periods presented that utilized objectives and strategies that will be utilized in managing the Fund or that the exclusion of any accounts not included would not cause the performance disclosure of the Composite to be misleading.  If the Composite represents all of the accounts that were advised by the Adviser during the periods presented that utilized objectives and strategies that will be utilized in managing the Fund, add disclosure to the first sentence of the second paragraph in the Appendix A to that effect.   Additionally, insert the phrase, “managed by the Adviser” before the phrase “that have investment objectives . . .” in the first sentence of the second paragraph of Appendix A.  Finally, add the phrase “to the Fund” at the end of the first sentence of the second paragraph of Appendix A.

Response:                                The Adviser has advised the Trust that the Composite consists of all of the accounts that were advised by the Adviser during the periods presented that utilize objectives and strategies that will be utilized by the Fund.  The Trust has made the other revisions that you have requested.

27.	Comment: Advise in your correspondence letter that the Composite disclosure is presented net of actual fees, and add disclosure to that effect.

Response:                                The Adviser has advised the Trust that the Composite disclosure is presented net of actual fees, and the Trust has added disclosure to this effect.

28.
Comment:                                In the last sentence of the fourth paragraph of Appendix A, state whether the expenses of the accounts represented in the Composite were lower or higher than the anticipated expenses of the Fund and make other appropriate modifications to the sentence.

Response:                                The Trust has revised the disclosure as you have requested.

29.	Comment: The Trust is reminded that the performance presented in Appendix A must include, as applicable, 1, 5, and 10 year (or since inception) performance.

Response:                                The Trust has included the appropriate performance presentation.

Ms. Linda B. Stirling
December 10, 2010

Statement of Additional Information

30.	Comment: In the disclosure regarding the Trustees, please disclose the specific qualifications, attributes or skills that make the Trustees qualified.

Response:                                The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778

Sincerely,

/s/John H. Lively

John H. Lively